

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

James Foster
Chief Executive Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts

> **Re: Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2019**
> **Filed February 11, 2020**
> **File No. 001-15943**

Dear Mr. Foster:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2019, filed February 11, 2020

General

1.   We note that section 5.8 of your by-laws contains an exclusive forum provision limiting the resolution of certain actions to state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). In future filings, please clearly and prominently describe the provision in your disclosure, including any risks or other impacts on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether and to what extent this provision applies to claims arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce the provision. If this provision applies to Securities Act claims, please also disclose that, by consenting to this by-law, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard,

we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services